

Dr. Eduardo Diaz
CEO & Chair of the Board
AdvancingX, Inc.



Dear Dr. Eduardo Diaz,

I am excited to learn about the remarkable growth AdvancingX is experiencing and the significant milestones you have achieved over the past year. Your progress, particularly with the patent pending status for the Autonomous Structural Assembly Platform, the partnership with Woodland Community College, and the negotiation of high-value space artifacts for your museum laboratory, is truly inspiring.

I appreciate the innovative approach you are taking by considering a community investment round. This initiative not only allows individuals like me, who have supported AdvancingX from the beginning, to participate in your future success but also reinforces the strong community connection that is vital for sustainable growth.

I am interested in expressing my intent to invest in AdvancingX during this potential community round. Please find my intended investment amount below:

Amount Willing to Invest: $25,000

I understand that this expression of interest is non-binding and does not constitute a commitment to invest at this stage. I look forward to the opportunity to support AdvancingX as you continue to grow and inspire future generations in the field of space innovation.

Thank you for considering my interest, and I appreciate your efforts in keeping your community informed and engaged. Please keep me updated on any developments regarding the community investment round.

Sincerely,

_____ *John Lewis* February 28, 2025
John Lewis
CEO, NovaCorp Aerospce